SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month June, 2007

Woori Finance Holdings Co., Ltd.

(Translation of registrant’s name into English)

203, Hoehyon-dong, 1-ga, Chung-gu, Seoul, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

Change in Shareholdings of the Largest Shareholder of Woori Finance Holdings

Korea Deposit Insurance Corporation (“KDIC”), the largest shareholder of Woori Finance Holdings Co., Ltd. (“Woori Finance Holdings”), has decreased its shareholding following the sale of certain Woori Finance Holdings shares as of value date June 21, 2007.

1. Issuer Information

Company	Division/Team	Staff in charge	Tel.	Fax
Woori Finance Holdings	IR Team	Joon Kim Senior Manager	822-2125-2131	822-2125-2293

2. Issued Shares

Total Number of Common Shares	Total Number of Preferred Shares	Total Number of Issued Shares
806,015,340	—	806,015,340

3. Shares Previously Held by KDIC

Previous Reporting Date	Common Shares Held	Preferred Shares Held	Total Shares Held
September 14, 2004	628,458,609	—	628,458,609

4. Change in Shareholding

Name of Shareholder	: Korea Deposit Insurance Corporation
Business Registration No.	: 120-82-03821

Value Date	Reason for Change	Share Type	No. of Shares Previously Held	Change	No. of Shares Held After Change
June 21, 2007	After Hours Trading	Common	628,458,609	(40,300,000)	588,158,609

5. KDIC Shareholding Status

Name	Common		Preferred		Total
	No. of Shares Held	Shareholding Ratio (%)	No. of Shares Held	Shareholding Ratio (%)	No. of Shares Held	Shareholding Ratio (%)
KDIC	588,158,609	72.97	—	—	588,158,609	72.97

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Woori Finance Holdings Co., Ltd.
(Registrant)

Date: June 21, 2007	By:	/s/ Byung-Ho Park
(Signature)

	Name:	Byung-Ho Park
	Title:	Managing Director